

February 5, 2021

Amanda Rusin
EVP, General Counsel and Corporate Secretary
REGIS CORP
3701 Wayzata Boulevard
Minneapolis, MN 55416

Re: REGIS CORP
 Registration Statement on Form S-3
 Filed February 4, 2021
 File No. 333-252700

Dear Ms. Rusin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jonathan R. Zimmerman, Esq.